September 16, 2008

Via EDGAR and Overnight Mail

Ms. Kate Tillan

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Heart, Inc.
(File No. 000-20991)
Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007
Filed April 14, 2008
Form 10-Q for the quarters ended March 31, and June 30, 2008

Dear Ms. Tillan,

On behalf of Cambridge Heart, Inc. (“Cambridge Heart” or the “Company”), set forth below are Cambridge Heart’s responses to the comments set forth in your letter dated August 25, 2008 relating to Cambridge Heart’s Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007 and Form 10-Q for the quarters ended March 31, and June 30, 2008. Each comment from that letter is set forth below in italics and is followed immediately by Cambridge Heart’s response.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 33

Note. 2, Summary of Significant Accounting Policies, page 40

Cash Equivalents, Restricted Cash and Marketable Securities, page 40

1. Please refer to prior comment 2. Your responses state that as of December 31, 2007, “cash equivalents consisted only of cash invested in money market funds.” Please reconcile your response with your disclosure which states that “[s]hort-term commercial paper, auction rate securities, short-term securities of state government agencies with maturities less than three months from date of purchase and money market securities, totaling $563,366 and $113,384 at December 31, 2006 and 2007, respectively, are classified as cash equivalents.” [emphasis added] Please also discuss the composition of your cash equivalents as of December 31, 2006.

In our response to your prior comment 2, the reference to money market funds in our response was equivalent to money market securities for both fiscal periods ending December 31, 2006 and 2007. That is, as of December 31, 2006 and 2007, cash equivalents consisted only of cash invested in money market funds (i.e. money market securities). In the past, from time to time, the Company may of have held the noted short-term instruments, which would have been classified as cash equivalent. However, in the past couple of years, cash equivalents have consisted of money market funds. Going forward, we will revise the disclosure accordingly.

2. Please refer to prior comment 3. Your response states that as of December 31, 2007, “the Company’s marketable securities consisted of auction rate securities (ARS) with a triple “A” credit rating collateralized by student loans mainly guaranteed by the U.S. Department of Education under the Federal Family Education Loan Program (“FFELP”).” Please reconcile your response with your disclosure which states that “[m]arketable securities consist of cash invested in municipal bonds with a triple “A” credit rating.” [emphasis added] We further note that the disclosure states that the marketable securities “mature in less than 90 days, are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. These securities amount to $7,500,000 and $11,200,000 at December 31, 2006 and 2007, respectively, and no realized or unrealized gains or losses have been recognized during the periods presented.”

The Company’s marketable securities as of December 31, 2007 consisted of municipal bonds with long-term nominal maturities for which the interest rates regularly reset through an auction process every 28 – 30 days. The underlying instruments are municipal bonds with triple “A” credit rating collateralized by student loans guaranteed by the U.S. Department of Education under the Federal Family Education Loan Program (“FFELP”). The mechanism by which the variable interest rates are reset is the auction process. Accordingly, in our response to your prior comment 3, we referred to these securities as auction rate securities (ARS). We do acknowledge that the disclosure can appear to infer that the occurrence of auctions (i.e. every 28 – 30 days) to mean “mature in less than 90 days”. Therefore, in future filings we will revise the language as to more clearly describe the instruments.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 7

Cash equivalents and marketable securities, page 7

3. Please refer to prior comment 10. We note that you have $9.5 million of marketable securities as of March 31, 2008, representing approximately 63% of your total assets. You disclose that this amount consists of municipal bonds and auction rate securities which are “recorded at amortized cost, which approximates fair market value.” Please reconcile the disclosure with your response which states that at March 31, 2008, “the Company’s marketable securities consisted of auction rate securities.”

Consistent with our response to comment 2 above, the Company’s marketable securities at March 31, 2008 consisted of municipal bonds with long-term nominal maturities with interest rates that reset regularly through an auction process. Accordingly, in our response to your prior comment 10, we referred to these securities as auction rate securities (ARS). In retrospect, we acknowledge that the disclosure may infer multiple types of securities. As such, in our future filings we will revise the disclosure such that the description does not imply two separate types of investments.

4. Further, you note in your response that “based on discussions with [y]our investment advisor, review of market research reports and certain legislative initiatives, [you] concluded that the illiquidity in the market was temporary and would shortly resume. Therefore, based on these factors, [you] believe that as of March 31, 2008 the cost of the investments approximated fair value.” Discuss how you considered the definition of fair value in paragraph 5 of SFAS 157 which states that “[f]air value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Discuss how the factors cited in your response result in a measurement of fair value and not just an analysis of whether or not there was an other than temporary impairment in the value of the securities. Please tell us how you considered SFAS 157 in your accounting and include a discussion of the level of input you used to measure fair value, your valuation technique and any key assumptions. Tell us the number and dollar value of failed auctions as of March 31, 2008 and how you considered that information in your analysis of fair value.

We concluded that, as of March 31, 2008 the cost of the Company’s investments in municipal student loan backed auction rate securities approximated fair value based on the following: (i) the securities had regularly traded at par for an extensive period of time (i.e. 23 years), (ii) the issuers consistently, and without any indication to the contrary, serviced the debt instruments unfailingly, and (iii) the issuers showed no indication of risk of defaulting on the principal. Furthermore, to date the issuers have continued to make interest payments without any irregularity. Therefore, we believe that the principal and interest associated with these securities were not and are not at risk.

The factors cited in our response contributed to the measurement of fair value of the investments with respect to market conditions relative to our ability to sell the investments at cost. In this regard, one of our considerations in evaluating the Company’s investments relative to SFAS 157 was the presence of readily available buyers in the market. Therefore, the liquidity deficiency resulting in failed auctions that started in February 2008 was contemplated in our evaluation process. The information gained from the items cited in our response (i.e. discussions with our investment advisor, review of market research reports and legislative initiatives) formed the basis for our conclusion that the market illiquidity was temporary and would shortly resume. And therefore the Company would soon be able to liquidate its investments at par. The specific factors considered are outlined below:

•	The effect of higher default interest rates, which was expected to motivate issuers to restructure or call their debt.

•	The narrowing of the 2—3 year floating rate student loan spreads, which was expected to aid issuers to raise funds to pay-off short-term issues bearing the high interest.

•	The no-action position from the Staff of the Securities and Exchange Commission Staff:

•	An issuer of municipal auction rate securities (a “Municipal Issuer”) may submit a bid in an auction for such securities;

•	A conduit borrower (a “Conduit Borrower”) may submit a bid in an auction for municipal auction rate securities that are payable from amounts due from it; and

•	A broker, dealer or municipal securities dealer (together, a “participating dealer”) or auction agent may accept and process a bid from a Municipal Issuer or Conduit Borrower.

•	The various legislative initiates geared toward resolving the market illiquidity, which included the following:

•

The “Ensuring Continued Access to Student Loans Act of 2008” (signed into law on May 7, 2008) contains a provision that will allow the DOE to purchase Federal Family Education Loan Program (FFELP) loans from lenders.

•	The Federal Reserve recently expanded eligible collateral to include triple-A rated student loan ABS

•

The Emergency Student Loan Market Liquidity Act calls for permitting the FHLB member banks to invest in student loans. (The House and Senate versions of the bill were introduced on April 8, and April 10, respectively, and are still under discussion); and

•	The Student Loan Access Act of 2008 (introduced in the House on April 29) proposes to utilize the Federal Financing Bank as a secondary market for FFELP collateral.

Our considerations of the other key areas of SFAS 157 in accounting for the Company’s investments are as follows:

•

Price – At the measurement date the Company’s investments had a long history of orderly transactions between market participants at par value. We concluded that, based on the factors previously noted, the market liquidity would resume shortly. As such, at the time, we expected that the price we would receive to sell the assets approximated cost or par value.

•

Principal Market – We observed the U.S. traded over the counter student loan asset backed auction rate securities being the primary market in which the Company’s investments were traded during ordinary course of business.

•

Market Participants – The market participants for the Company’s marketable securities did not include related parties. Our assessment of the assumption that market participants would use par value in pricing the investments was based on the historical trend of the securities trading at par. Although the market began to experience illiquidity mid-February, the Company expected this condition to be short-term for the reasons previously noted.

•

Valuation Techniques – As of March 31, 2008, the Company determined that based on the circumstances, the most appropriate valuation technique was the market approach. As noted, the municipal student loan backed ARS historically traded at par. The securities held by the Company at of March 31, 2008 were purchased at par and, based on the factors noted above, were valued and reported at cost.

•

Inputs to Valuation Techniques – As of March 31, 2008, the Company valued the investments at cost, which was equivalent to par at the time of purchase and up to February 2008. The carrying value equaled the quoted prices most recently available in the market. Although at March 31, 2008 the market had been subdued for about a month, it had been active for over 23 years. The time of inactivity was diminutive relative to the time of activity. Also, as described in this and in our prior letter, at the time, based on the factors we discussed, the Company concluded that the ARS market was hampered by liquidity and that the market illiquidity was temporary and would resume shortly. As such, Company considered these quoted price as a Level 2 observable input.

At March 31, 2008, a total of nine (9) securities were failing in auction amounting to $9,500,000. The value of each issue was approximately $1,000,000. As previously noted, the cause for the auction failures fundamentally was a result of liquidity constraints in the market and not a credit risk of the underlying securities or the issuers thereof. As such, we were comfortable that the principal and interest were secure. The core issue was market illiquidity. In this regard, the Company took several steps in assessing the matter, as noted in our prior letter, including discussions with our investment advisor, reviewing market research reports on the matter and considering legislative initiatives geared specifically at addressing this issue. Based on our assessment, we concluded that the illiquidity in the market was temporary and would shortly resume. Therefore, based on the factors noted, we believe that as of March 31, 2008 the carrying value approximated fair value.

5. Also, please tell us about your analysis of the expected recovery period in determining that the securities should be classified as short term.

Our analysis of the expected recovery period in determining that the securities should be classified as short-term was predicated on the information available to us at the time, as detailed in comment 4. Based on this information and the counsel we received from our investment advisor, we estimated the recovery period to be roughly 6-9 months. Although the illiquidity has continued, as you know a number of investment firms, including Citigroup, have reached settlements with certain authorities that require them to purchase the securities back from their customers. Although the impact of these events to Cambridge Heart is uncertain at this time, these developments are nonetheless reassurring evidence that a liquidity solution may be forthcoming in the near future.

6. Please tell us why you changed the method of measuring fair value as of June 30, 2008. Show us the disclosures that you were required to provide under SFAS 157 in your March 31, 2008 Form 10-Q.

Subsequent to filing the Company’s March 31, 2008 Form 10-Q, the student loan backed auction rate securities market continued to experience illiquidity resulting in auction failures. We observed that the various factors considered in our evaluation as of March 31, 2008 had not taken effect as expected. First, we believed that the higher default interest rates per the securities’ prospectus would encourage issuers to either redeem or restructure their debt, which would enable us to liquidate our investments. Secondly, the legislative initiatives listed above had not affected existing outstanding issuances. Rather, the impact of these legislative initiatives helped facilitate new issuances, but not the resolution of existing debt. Given the continued lack of liquidity in the market and failing auctions, as well as the lack of evidence that the factors noted above were helping the situation, we concluded that market condition was not a short-term issue. Although we believe that the underlying securities are secure, it became clear that the value of the Company’s investments would need to reflect the impact of a delayed cash flow. Given the complex nature of the market conditions and the investment instruments themselves, the Company engaged an independent firm to develop fair market valuations for each security held as of June 30, 2008. We then relied on this valuation to determine the impairment.

We believe that the disclosures provided in the Company’s Form 10-Q for the fiscal period ended March 31, 2008 are sufficient to provide investors with the information necessary for a clear understanding of our balance sheet items. In light of the information available to us at the time and the fact that the situation surrounding student loan backed auction rate securities was unsettled, we believe that the disclosures provided in Company’s Form 10-Q as of March 31, 2008 were as insightful as possible given the circumstances. Once we determined that the market illiquidity issue was not being resolved in a timely manner, the Company concluded that liquidity would not resume in short order. As such, we then took the necessary steps to restate the value and classification of the investments on the Company’s balance sheet, and made the corresponding disclosures in Form 10-Q for the period ended June 30, 2008.

From a perfunctory perspective, the FAS 157 disclosure as of March 31, 2008 would have appeared as follows:

The fair values of the Company’s financial assets carried at fair value as of March 31, 2008 are classified in the table below in one of three categories as defined in SFAS No. 157:

	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3
Assets
Money market funds (included in cash and cash equivalents)	$1,198,694			$1,198,694
Auction rate securities		9,500,000		9,500,000

Total assets	$1,198,694	$9,500,000	$—	$10,698,694

The following table summarizes the composition of the Company’s investments at December 31, 2007 and March 31, 2008, respectively:

December 31, 2007	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Balance Sheet Classification
					Short-Term Investments	Long-Term Investments
Auction Rate Securities	$11,200,000	$—	$—	$11,200,000	$11,200,000	$—
Money Market	113,384	—	—	113,384	—	—

	$11,313,384	$—	$—	$11,313,384	$11,200,000	$—

March 31, 2008	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Balance Sheet Classification
					Short-Term Investments	Long-Term Investments
Auction Rate Securities	$9,500,000	$—	$—	$9,500,000	$—	$9,500,000
Money Market	1,198,694	—	—	1,198,694	—	—

	$10,698,694	$—	$—	$10,698,694	$—	$9,500,000

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 6

Fair Value Measurement, page 7

7. We note the discussion on page 7 that the amount of the impairment was based on “independent fair market valuations.” In addition, we noted similar references on page 11. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuations. While you (management) may elect to take full responsibility for valuing the securities, if you choose to continue to refer to the expert, you may need to revise future filings to name the independent valuation firm.

The role of the independent firm in our decision-making process was purely to provide an objective valuation of the student loan backed auction rate securities held by the Company. The valuation contemplated the provisions of SFAS 157, including both observable and unobservable inputs. The accounting and reporting decisions were separately arrived at by Company. We will consider the Staff’s comment in our future filings.

8. Please tell us about your evaluation in determining that the impairment was not other than temporary. Discuss how you considered SFAS 115, FSP FAS 115-1, EITF 99-20, SOP 03-3 and SAB Topic 5M. Further, please tell us and disclose in future filings, as applicable, the information required by paragraph 17 of FSP FAS 115-1, including information that provides sufficient information to allow financial statement users to understanding the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary. Tell us and disclose in future filings whether or not you have the intent and ability to hold the auction rate securities until a forecasted recovery of fair value. Also tell us about your analysis of the expected recovery period, including how and when you expect the principal on the auction rate securities to become available.

The primary use of the Company’s cash has been to fund working capital needs. As such, the Company’s investment strategy is to primarily preserve principal and maintain liquidity, and secondarily to maximize yield. This had been accomplished by investing in mostly student loan backed auction rate securities, which offered government protection of principal, were readily convertible into cash through the auction process and offered better yields than typical demand deposits. As our intent has been to sell these investments as needed to support the Company’s operations, rather than hold to maturity or trade for profit on price change, we accounted for these investments as available for sale and reported as fair value under SFAS 115.

In considering the guidance in SAB Topic 5M, we believe that the length of time in which the market has experienced illiquidity is short relative to the 23 years in which the market was highly liquid. Also, our analysis of fair value impairment was entirely driven by a lack of liquidity in the market rather than a risk of default by the issuer or an inability to settle according to the contractual terms of the underlying debt instrument. The Company’s intention is to retain the investments until an acceptable solution becomes available. These solutions can include (i)

the development of a secondary market, (ii) the packaging of our securities with other Citigroup instruments as to create a new more liquid product, (iii) the conversion of our securities into commercial paper with a fixed redemption period or (iv) Citigroup buying the investments from us outright. With respect to item (ii), representatives at Citigroup explained to us that the firm was in discussions of possibly bundling their customers’ auction rate securities with other instruments to create a new more liquid product that would be attractive to prospective buyers. The other option may be to convert our securities into commercial paper whereby Citigroup would commit to redeem the paper at a set time. As it pertains to item (iv), as you know, recently a number of investment firms have reached settlements with certain authorities to help investors recover funds invested in auction rate securities. In particular, the Securities and Exchange Commission and the Attorney General of New York reached a settlement with Citigroup to buy the securities from their customers. Citigroup has agreed to buy back, no later than November 5, 2008, all illiquid auction rate securities from all Citigroup retail customers, charities, and small to mid-sized businesses and to expeditiously provide liquidity solutions to all other institutional investors. The settlement also requires Citigroup to liquidate, by the end of 2009, auction-rate securities it sold to other investors. Although the details of this settlement have not been finalized and our participation is not guaranteed, this and other notable settlements are positive signs with respect to the outlook for the illiquidity issue. In the meantime, however, we secured a line of credit, as disclosed in the Company’s Form 10-Q for the period ended June 30, 2008, that enables us to borrow up to 50% of the par value of our investments.

In reference to the guidance provided in EITF 99-20 paragraph 12(a), the cash flows expected from the Company’s investments is derived from interest payments and the sale or redemption of principal. To date we have not observed any indication that would suggest the issuers will default on the interest. In fact the Company continues to receive interest payments in a timely and regular basis. Furthermore, historically the Company has not held its investments to maturity. The securities held by the Company as of June 30, 2008 mature between 2029 and 2043. Thus far there has been no indication that suggests any issuer is likely to default on the principal. Therefore, the expected cash flows have not been altered, other than the timing of when liquidity solutions unfold. The Company is actively in discussions with Citigroup in regards to either purchasing the securities from us at par, bundling the securities with other instruments or restructuring the investments as to create a new offering that would be more attractive to buyers.

Based on our analysis and the various considerations noted, we concluded that the impairment was not other-than-temporary. Accordingly we accounted for the impairment as an unrealized loss reported in other comprehensive income. We intend to include the additional information provided above in the Company’s future filings. Further, it is our opinion that the disclosures required under SFAS 157, which we provided in the Company’s Form 10-Q for the period ended June 30, 2008, in all material respects, include the quantitative information required by paragraph 17 of FSP FAS 115-1.

9. In this regard, we note your disclosure on page 23 that you “believe that given the revolving credit facility, the potential for additional borrowings and potential solutions for the current liquidity issues surrounding the ARS, [you] will have sufficient cash and liquidity to support our operations for the next 12 months.” Please reconcile this disclosure with your response concerning your analysis of the expected recovery period for the auction rate securities and your classification of the securities as long-term.

Our analysis showed that, based on the Company’s actual cash burn rate and expected cash use going forward, the borrowing capacity through the existing revolving credit facility plus available cash provides “going concern” liquidity. Per discussions with Citigroup and recent settlements, there are potential solutions to our investment illiquidity issue. The first solution could be for Citigroup to bundle our investments with other instruments as to create a new (liquid) product for prospective investors. A second possible solution would be to convert our investments into some form of commercial paper that would be redeemed by Citigroup at a fixed price and time. This would provide investors with a greater level of comfort. As we understand it, the details of these programs have not been formalized at Citigroup. In addition, we know that a settlement has been reached between the Securities and Exchange Commission and the Attorney General of New York and Citigroup whereby Citigroup committed to purchase these securities from there customers. We are actively working with Citigroup to participate in this settlement. As noted in the settlement, Citigroup has agreed to buy back the failing auction rate securities from all Citigroup retail customers, charities, and small to mid-sized businesses by no later than November 5, 2008. Also under the settlement, Citigroup is required to liquidate, by the end of 2009, auction-rate securities it sold to other investors. Given the activity in this space, we continue to believe that our investment illiquidity issue is temporary. Therefore, we estimate the recovery period will be consistent with these time-lines. Since an exact time line is unknown the Company conservatively reclassified the investments to long term.

10. With a view towards disclosure in future filings, please tell us the key terms of the auction rate securities including maturity dates and interest rate provisions. For those cases where the interest rate is not reset to a higher rate when the auctions fail, please tell us what occurs. Please clarify whether the impairment is due to credit, liquidity or both. Please also tell us whether or not you are receiving the underlying cash flows of the securities.

Below is a table summarizing the terms of the auction rate securities the Company held as of June 30, 2008:

						Interest At
Cusip	Name	Product	Rating	Balance	Maty.	6/30	8/30
10623PCZ1	BRAZOS STDT	Txbl/Debt	AAA	1,000,000	3/1/2040	3.981	3.96
28140VAF0	EDUCATION FDG	Txbl/Debt	AAA	1,000,000	6/15/2043	3.981	3.96
605354DY2	MISSISSIPPI HEAC	Txbl/Debt	AAA	1,100,000	8/1/2029	3.971	5.2
041150CU5	ARKANSAS STUDENT	Txbl/Debt	AAA	1,000,000	6/1/2030	3.983	3.97
041150cu5	OKLAHOMA STD	Txbl/Debt	AAA	1,000,000	12/1/2031	0.00	3.46
49130NAN9	KENTUCKY HGHR ED	Txbl/Debt	AAA	1,100,000	5/1/2032	2.298	3.01
612130GV0	MONTANA HGHR ED	Txbl/Debt	AAA	850,000	12/1/2033	2.070	1.95
604152AD0	MINNESOTA HGHR ED	Txbl/Debt	A2	1,100,000	5/1/2038	3.450	2.10
709163DD8	PENNSYLVANIA HEA	Txbl/Debt	AAA	1,100,000	9/1/2042	0.00	0.00

In each case, the impairment was due to illiquidity. We continue to receive interest payments from the respective issuers.

11. We note that the securities are “mostly guaranteed” by FFELP. With a view towards disclosure in future filings, please tell us the amount of securities that are and are not guaranteed.

Each of the auction rate securities held by the Company as of June 30, 2008 is guaranteed by the government at 98%.

Critical Accounting Policies and Estimates, page 19

12. Please refer to prior comment 12. We continue to note that you do not discuss the valuation of your auction rate securities as a critical accounting policy. This would include the material accounting estimates and assumptions you made in valuing your auction rate securities as of March 31, and June 30, 2008 and the process by which you determined that value of the securities as of each date, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimate and assumptions. Please discuss your considerations why the disclosure was not provided.

We discussed the pertinent information regarding the Company’s auction rate securities in Notes 2 and 3 to the Condensed Financial Statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under Liquidity and Capital Resources on Form 10Q for the period ended June 30, 2008. We believe that these disclosures were prominently presented in the Financial Statements in an orderly manner. In future filings we will consider providing similar disclosure under Critical Accounting Policies and Estimates as well.

13. Please tell us whether you have sold any of the auction rate securities in 2008, the dates of the sales and the amount of any difference in value estimated at March 31, 2008 or June 30, 2008 and the ultimate sale price.

In 2008, the Company did sell some of its auction rate securities. Below please find a table summarizing these sales:

Security	Sale Date	Book Value	Sale Price
BRAZOS HGHR ED	1/3/08	$100,000	$100,000
MONTANY HGHR ED	1/16/08	$100,000	$100,000
KENTUCKY HGHR ED	1/17/08	$100,000	$100,000
PENNSYLVANIA HEA AGY	1/23/08	$100,000	$100,000
MISS HGHR ED	1/24/08	$100,000	$100,000
BRAZOS HGHR ED	1/31/08	$1,000,000	$1,000,000
WISCONSIN ST GENL FD	3/4/08	$1,100,000	$1,100,000
MONTANA HGHR ED	4/10/08	$250,000	$250,000

14. Please refer to prior comment 9. We note that management’s conclusion continues to include only a portion of the definition of disclosure controls and procedures. You may remove the language in management’s conclusion referring to the definition of disclosure controls and procedures in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

In the Company’s future filings the language regarding management’s conclusion on disclosure controls and procedures, if deemed appropriate at the time, will appear as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of June 30, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were effective. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Item 6. Exhibits

15. We note your disclosure on page 23 that you entered into a revolving credit facility with Citigroup during June 2008 for borrowings of up to 50% of failing ARSs par value of $9,250,000. Please tell us why you did not file a Form 8-K regarding this agreement and why you have not included this agreement as an exhibit to your Form 10-Q for the period ended June 30, 2008. In your response, please analyze the materiality of this agreement in light of your disclosure on page 23 that you “believe that given the revolving credit facility, the potential for additional borrowings and potential solutions for the current liquidity issues surrounding the ARSs, [you] will have sufficient cash and liquidity to support [y]our operations for the next 12 months.”

Citigroup offered to advance the Company up to 50% of the par value of ARSs that have experienced failed auctions as a solution to deal with the presumably short-term lack of liquidity in the ARS market. While the arrangement is termed as a revolving credit facility, it is not documented in the same manner as a typical revolving credit facility. Rather, Citigroup offered this solution to the Company by a one-page letter. The Company completed an application provided to us, which was then sent to Citigroup. Subsequently, the initial funds were transferred to the Company’s operating account at Silicon Valley Bank.

We concluded that the existence of the facility and the initial borrowing by the Company of $2.5 million was not material in light of what we believed to be a short-term issue centering on the illiquidity in the ARS market. Also, we viewed this arrangement as an advance on the value of the ARSs that would be liquidated once the liquidity in the market resumed. As noted previously, there has been no indication that the underlying securities or the issuers thereof are subject to a risk of default. We believe that the long-term value of the investments is secure.

On September 10, 2008, as a result of the extended period during which the market for ARSs has remained uncertain, the Company decided to borrow additional funds from Citigroup under this program. Management has concluded that the aggregate borrowings represent a material obligation of the Company and, as a result, the Company intends to file a Form 8-K reporting the additional borrowings.

If you have any questions regarding any of the foregoing, or if you require any additional information, please feel free to call me at (978) 654-7651.

Regards,

/s/ Vincenzo LiCausi

Vincenzo LiCausi

Chief Financial Officer